Exhibit (m)(v)

Amendment No 3. to

Capital One Funds Rule 12b-1 Plan

The Amendment No. 3 to Capital One Funds Rule 12b-1 Plan (the “Amendment”) amends that certain Plan dated October 14, 1988 and subsequently amended (the “Plan”), effective April 18, 2007 (“Effective Date”).

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Defined Terms. Terms used as defined terms herein which are not otherwise defined shall have the meanings ascribed thereto in the Plan.

2.	Amendment to Plan. The Plan is hereby amended as follows:

Section 3 of the Plan is hereby amended by deleting the words “Distributor’s Contract” and inserting the words “Dealer and Selling Group Member Agreements” in their place. In each case, the Dealer and Selling Group Member Agreements include any additional Fee Agreement attached as an Appendix thereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives, intending to be legally bound hereby, as of the day and year first above written.

Capital One Funds		BISYS Fund Services Limited Partnership

By: BISYS Fund Services, Inc., its General Partner

By:	/s/ Donald P. Lee	By:	/s/ Fred Naddaff
Name:	Donald P. Lee	Name:	Fred Naddaff
Title:	Chief Compliance Officer	Title:	President and Director